

03054866

) STATES
CHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 36323

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carthage Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

196 East Main Street, Suite 3A
(No. and Street)

Huntington	New York	11743-2922
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Felix McCarthy (631) 385-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name — *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110,	Hauppauge	NY	11788
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Felix McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carthage Group , Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

GEORGE H. BROOKS
Notary Public - State of New York
No. 01BR5041254
Qualified in Suffolk County
Commission Expires 3/21/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTHAGE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets:		
Cash and cash equivalents	$ 118,498	$ 110,722
Deposit-clearing organization (Note 2)	25,829	25,555
Marketable securities	1,111	1,100
Accounts receivable (Note 3)	23,249	26,327
Prepaid expenses	4,000	4,174
Total current assets	172,687	167,878
Automobile, furniture and equipment, net (Note 4)	1,077	1,508
Other assets:		
Security deposit	900	900
Investments (Note 5)	42,300	42,300
Total other assets	43,200	43,200
Total assets	$ 216,964	$ 212,586

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Accounts payable and accrued expenses	$ 6,041	$ 6,392
Accrued pension payable (Note 6)	15,717	8,555
Payroll taxes payable	4,400	2,676
Franchise tax payable	100	-
Total liabilities	26,258	17,623
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 50 shares issued and outstanding	4,000	4,000
Retained earnings	186,706	190,963
Total stockholder's equity	190,706	194,963
Total liabilities and stockholder's equity	$ 216,964	$ 212,586

See auditor's report and notes to financial statements.